EXHIBIT 99.1
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                                [GRAPHIC OMITTED]
                           [LOGO - WESTERN OIL SANDS]


    WESTERN OIL SANDS INC. ANNOUNCES $50.2 MILLION OFFERING OF COMMON SHARES

CALGARY, AB - JANUARY 16, 2003 - Western Oil Sands Inc. ("Western") announced today that it has entered into an agreement to sell, to a syndicate of underwriters led by TD Securities Inc., 2,050,000 Class A shares ("Common Shares") at a price of $24.50 per share for gross proceeds of $50,225,000 on a bought-deal basis. The issue will be offered in all provinces of Canada. Closing is expected to occur on or about February 6, 2003.

This press release shall not constitute an offer to sell or the solicitation or an offer to buy the securities in any jurisdiction in which such an offer would be unlawful. The Common Shares offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Western Oil Sands Inc. is a Canadian oil sands corporation which holds a 20% undivided ownership in a multibillion dollar joint venture to exploit the recoverable bitumen reserves found in certain oil sands deposits in the Athabasca region of Alberta (the "Project"). Shell Canada Limited ("Shell") and ChevronTexaco Corp. hold the remaining 60% and 20% ownership interests in the joint venture, respectively. The Project, which includes facilities owned by the joint venture and third parties, will use established processes to mine oil sands deposits, extract and transport bitumen, and upgrade the bitumen into synthetic crude oil and vacuum gas oil, or VGO.

The joint venture will develop the western portion of Lease 13, a large oil sands lease in the Athabasca region of northeastern Alberta, Canada, held by the owners and granted by the Government of Alberta. The western portion of Lease 13 contains approximately 1.7 billion bbls of proved and probable reserves and is sufficient for 30 years of non-declining bitumen production at a rate of 155,000 barrels per day. Western is entitled to participate in future expansion opportunities, including in respect of Lease 13 and on two other nearby oil sands leases owned by Shell, referred to as Leases 88 and 89.

Construction has recently been completed at the Muskeg River Mine, located about 75 kilometres north of Fort McMurray, Alberta and at the Scotford Upgrader, located near Fort Saskatchewan, Alberta. Both facilities are now in the start-up process. Operations management has assumed responsibility for all facilities and activities at both sites and is conducting start-up operations. Western currently estimates that its share of Project costs, including start-up activities and final completion of electrical heat tracing and insulation will be approximately $1.1 billion through to the end of March 2003. Although final Project costs will not be determined until first production of synthetic crude oil out of the Upgrader, Western does not anticipate that such final Project costs will differ materially from this estimate. As recently reported, first bitumen production at the Muskeg River Mine started on December 29, 2002 followed immediately with the shipment of diluted bitumen into the Corridor Pipeline system for delivery to the Scotford Upgrader. At the Scotford Upgrader, commissioning and testing of the primary distillation units has been successfully completed. Commissioning and testing of the synthetic crude units is underway and progressing on schedule, with first production of synthetic crude oil expected early in 2003.

The net proceeds of the offering, together with funds from previous offerings and available credit facilities will be used to fund Western's share of remaining costs for the Project, to provide working capital for operations and related expenses and for general corporate purposes. Western's Management

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and Board of Directors have determined that additional equity capital is required at this time due to the fact that payments from our cost overrun and delay insurance policies have not been forthcoming on a timely basis as initially anticipated.

The Common Shares of Western are listed on the Toronto Stock Exchange under the symbol "WTO".

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FOR FURTHER INFORMATION PLEASE CONTACT:
Guy J. Turcotte                                 David A. Dyck
President and                                   Vice President Finance and
Chief Executive Officer                         Chief Financial Officer
(403) 233-1700                                  (403) 233-1700

THIS INFORMATION INCLUDES "FORWARD LOOKING STATEMENTS" BASED UPON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, PROJECT START-UPS AND FUTURE CAPITAL SPENDING, THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE CORPORATION. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN; MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.

                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                      OR DISSEMINATION IN THE UNITED STATES